ALTERNATIVE MONTHLY REPORT

NATIONAL INSTRUMENT 62-103 THE EARLY WARNING SYSTEM AND

RELATED TAKE-OVER BID AND INSIDER REPORTING ISSUES ("NI 62-103")

RE: ZODIAC EXPLORATION INC. (the “Issuer”)

1.

The name and address of the eligible institutional investor:

Name:

PRUDENTIAL JENNISON NATURAL RESOURCES FUND, INC.

(the “Resources Fund”)

Address:

Gateway Center Three

100 Mulberry Street

Newark, NJ  07102

The  Resources  Fund  is  a  fund  managed  by  an  indirect  wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential”). This report includes disclosure   regarding   securities   owned   or   controlled   by   the   Resources

Fund.  Securities of the Issuer owned or controlled by other subsidiaries or investment  funds  of  Prudential,  if  any,  have  not  been  disclosed  in  reliance on section 5.1 and 5.2 of NI 62-103.

2.

The net increase or decrease in the number or principal amount of securities, and  in  the  eligible  institutional  investor's  securityholding  percentage  in  the  class  of securities,  since  the  last  report  filed  by  the  eligible  institutional  investor  under  Part 4 of National Instrument 62-103 or the early warning requirements:

On  May  31,  2011,  the  Resources  Fund  sold  24,220,909  common  shares  of the  Issuer  over  the  TSX  Venture  Exchange  at  $1.12  per  share,  resulting  in a  decrease  in  the  Resource  Fund's  securityholding  percentage  of  7.39% from   the   percentage   disclosed   in   the   previous   report   (based   on   total outstanding common shares of 326,316,129 as disclosed by the Issuer).

3.

The   designation   and   number   or   principal   amount   of   securities   and   the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As  at  May  31,  2011,  the  Resources  Fund  owned:   (i)  9,569,891  common shares   of   the   Issuer   and   (ii)   warrants   exercisable   for   an   additional 19,575,000 common shares of the Issuer.

As  at  May  31,  2011,  the  Resources  Fund  has  a  securityholding  percentage of  approximately  8.43%  (assuming  the  exercise  of  the  warrants  owned  by the  Resources  Fund  but  not  any  other  outstanding  convertible  securities  of  the  Issuer  and  based  on  total  outstanding  common  shares  of  326,316,129 as disclosed by the Issuer).

4.

The   designation   and   number   or   principal   amount   of   securities   and   the percentage   of   outstanding   securities   of   the   class   of   securities   referred   to   in paragraph 3 over which:

(i)

the  eligible  institutional  investor,  either  alone  or  together  with  any  joint actors, has ownership and control:

The   Resources   Fund   has   ownership   of   the   securities   referred   to   in paragraph 3 above.

The  securities  are  under  the  control  or  direction  of  Jennison  Associates LLC   (“Jennison”),   as   investment   manager   of   the   Resources   Fund. Jennison may be considered to be a joint actor of the Resources Fund.

(ii)

the  eligible  institutional  investor,  either  alone  or  together  with  any  joint actors,  has  ownership  but  control  is  held  by  other  persons  or  companies  other  than the eligible institutional investor or any joint actor:

Not Applicable.

(iii)      the  eligible  institutional  investor,  either  alone  or  together  with  any  joint actors, has exclusive or shared control but does not have ownership:

Not Applicable.

5.

The  purpose  of  the  eligible  institutional  investor  and  any  joint  actors  in acquiring or disposing of ownership  of,  or  control  over, the  securities,  including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The   securities   of   the   Issuer   referred   to   above   were   acquired   by   the Resources   Fund   for   investment   purposes.     Each   of   Jennison   and   the Resources  Fund  expects  to  review  from  time  to  time  its  investment  in  the Issuer  and  may,  depending  on  the  market  and  other  conditions:  (i)  acquire securities  or  related  financial  instruments  of  the  Issuer  in  the  open  market, in  privately  negotiated  transactions  or  otherwise,  and/or  (ii)  dispose  of  all or  a  portion  of  the  securities  or  related  financial  instruments  of  the  Issuer over  which  it  now  or  hereafter  exercises,  or  may  be  deemed  to  exercise, control or direction, or owns.

6.

The  general  nature  and  the  material  terms  of  any  agreement,  other  than lending  arrangements,  with  respect  to  securities  of  the  reporting  issuer  entered  into by   thethe   eligibleeligible   institutionalinstitutional   investor,investor,   oror   anyany   jointjoint   actor,actor,   andand   thethe   issuerissuer   ofof   thethe securities  or  any  other  entity  in  connection  with  the  transaction  or  occurrence resulting  inin  thethe  changechange  inin  ownershipownership  oror  controlcontrol  givinggiving  riserise  toto  thethe  report,report,  includingincluding agreements  withwith  respectrespect  toto  thethe  acquisition,acquisition,  holding,holding,  dispositiondisposition  oror  votingvoting  ofof  anyany  ofof the securities:

Dispositional  and  voting  authority  over  the  securities  of  the  Issuer  is  held by   Jennison   pursuant   to   investment   sub-advisory   agreements   between Jennison  and  the  advisor  to  the  Resources  Fund,  Prudential  Investments LLC.

Jennison files separate alternative monthly reports disclosing the securities of the Issuer under its control or direction.

7.

The  names  of  any  joint  actors  in  connection  with  the  disclosure  required  by this report:

Jennison  may  be  considered  to  be  a  joint  actor  of  the  Resources  Fund  in connection with the securities disclosed herein.

8.

If  applicable,  a  description  of  any  change  in  any  material  fact  set  out  in  a previous   report   by   the   eligible   institutional   investor   under   the   early   warning requirements  or  Part  4  of  National  Instrument  62-103  in  respect  of  the  reporting issuer's securities:

Not applicable.

9.

A  statement  that  the  eligible  institutional  investor  is  eligible  to  file  reports under  Part  4  of  National  Instrument  62-103  in  respect  of  the  reporting  issuer's securities:

The  Resources  Fund is eligible to file reports under Part  4 of NI 62-103 in respect of the Issuer’s securities.

The  filing  of  this  document  is  not  an  admission  that  any  entity  named  herein  owns  or controls any described securities or is a joint actor with another named entity.

DATED this     th day of June, 2011.

PRUDENTIAL   JENNISON   NATURAL

RESOURCES

FUND,

INC.,

By

JENNISON     ASSOCIATES     LLC,     as

investment sub-advisor

By:

"Mirry Hwang"

Name:     Mirry Hwang

Title:

Senior Vice President and Chief

Legal Officer

Tel:

(212) 421-1000